January 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549
Attention: Stacy Gorman

Re:    Wells Fargo Real Estate Investment Corporation
Registration Statement on Form S-3
File No. 333-198948
Withdrawal of Form RW

Dear Ms. Gorman:
On January 11, 2016, Wells Fargo Real Estate Investment Corporation (the “Company”) submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form S-3 (File No. 333-208841) that was incorrectly filed under File No. 333-198948. The Accession Number was 0001616093-16-000025. The Company hereby requests that the request filed under File No. 333-198948 be withdrawn.
If you have any questions regarding this letter, please contact Andrew R. Gladin at (212) 558-4080 or by email (gladina@sullcrom.com) or Kathryn L. Freund at (212) 558-7852 or by email (freundk@sullcrom.com).
Very truly yours,

/s/ Jeannine E. Zahn
Jeannine E. Zahn
Senior Counsel

Cc:	Andrew R. Gladin
Kathryn L. Freund
(Sullivan & Cromwell LLP)